Exhibit 99.1

Bitdeer Announces July 2024 Production and Operations Update

August 5, 2024

- Engaged TLM Group, a leading consultant in HPC/AI datacenter engineering and construction, to accelerate monetization of Bitdeer’s 2.5 GW power portfolio
- Remains on track to deploy 3.4 EH/s of SEALMINER ASICs for self-mining by year-end

SINGAPORE, Aug. 05, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“ Bitdeer” or the “ Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for July 2024.

Operational Highlights

•	Self-mined Bitcoin: Mined 181 Bitcoins.
•	Mining Rigs R&D:
•	Mass production is on track for SEAL01 chips and SEALMINER A1 series mining rigs, including both air cooling and hydro cooling.
•
Taiwan Semiconductor Manufacturing Company (TSMC)’s delivery of SEAL02 initial tape-out wafers is anticipated for late September 2024. If the testing is successful, mass production is scheduled to commence by the end of 2024.

•	R&D of SEAL03, our third-generation chip, is ongoing.
•	HPC/AI:
•
AI cloud services powered by NVIDIA DGX SuperPOD with H100 system reached 100% utilization during the month of July. We will expand our AI cloud operation carefully to capture the opportunities while avoiding over investment.

•
Engaged with TLM Group, a leading consultant in HPC/AI datacenter engineering and construction, to conduct comprehensive research on Bitdeer’s sites and advise on a broader datacenter strategy, including co-location, joint- ventures and other monetization options.

•	Mining datacenters
•	Tydal, Norway phase 1 and phase 2 site expansions remain on track to energize 40 MW in Q4 2024 and 135 MW by mid-2025.
•	Bhutan Jigmeling 500MW substation is expected to be completed by Q1 2025.
•
We commenced upgrading a portion of the Rockdale, Texas mining datacenter into hydro cooling, which we expect to be complete in Q4 2024. We believe such investment will not only benefit our Bitcoin mining business but also can be used for HPC/AI infrastructure in the future.

•	Ohio Edison 221MW project is in the design and long lead time equipment procurement stage.
•	Planning to deploy 3.4 EH/s of first generation Bitdeer SEALMINERs into Texas, U.S.A. and Tydal, Norway sites in Q4 2024, bringing total proprietary hashrate to 11.8 EH/s.

Management Commentary

“In July, we continued to advance our strategic initiatives in Bitcoin mining and HPC/AI,” stated Linghui Kong, Chief Business Officer of Bitdeer. “Our first-generation SEALMINERs, energized last month, have been performing within our expectations and we remain on track to energize 3.4 EH/s by year end, bringing our total proprietary hashrate to 11.8 EH/s. For our second-generation chip, SEAL02, initial tape-out wafer delivery from TSMC remains on track for late September. Upon successful testing, we anticipate ramping mass production by the end of the year.”

Mr. Kong continued, “Building on our existing AI Cloud Services powered by NVIDIA GDX SuperPODs, in July, we engaged a leading consultant in HPC/AI datacenter engineering and construction, TLM Group, to conduct a comprehensive due diligence on all of our sites worldwide and to advise us on our global HPC/AI strategy. This assessment will determine the best monetization options of our massive 2.5 GW global power portfolio for HPC and AI applications.”

Production and Operations Summary

Metrics	July 2024	June 2024	July 2023
Total hash rate under management1 (EH/s)	21.2	22.3	20.6
- Proprietary hash rate	8.6	8.5	7.9
• Self-mining	7.5	7.3	3.8
• Cloud Hash Rate	1.1	1.2	1.6
- Hosting	12.6	13.8	12.7
Mining machines under management	212,000	223,000	215,000
- Self-owned2	87,000	86,000	85,000
- Hosted	125,000	137,000	130,000
Bitcoin mined (self-mining only)	181	179	220

1 Total hash rate under management as of July 31, 2024 across the Company’s three primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•
Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end. However, throughout the month, the Cloud Hash Rate may transition to Self-mining hash rate if customers opt to not make their monthly electricity payments for various reasons.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

Infrastructure Construction Update

Rockdale, Texas - Hydro-cooling conversion
Rockdale, Texas 100 MW hydro-cooling conversion key milestones achieved:

•	Demolition work started on August 1, 2024.
•	Cooling system design completed and waiting to begin construction. Equipment procurement is ongoing.
•	Water Tower testing will begin in August 2024.
•	Energization timeline to occur in phases throughout Q4 2024.

Tydal, Norway
Tydal, Norway 175 MW site expansion is progressing well, with several key milestones achieved:

•	Buildings and groundwork have been completed, along with the construction of the transformer foundation and housing.
•
Orders for the procurement of the transformer and electrical equipment have been placed, with delivery and installation currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and the construction of drainage systems is ongoing.

•	Construction of the substation is ongoing and expected to be completed by the end of October 2024.
•	Energization timeline for the Tydal, Norway Expansion Phase 1 of 40 MW remains on track for Q4 2024.

Massillon Ohio
Ohio, U.S.A. 221 MW site is also making progress:

•	Substation conceptual design is complete and long lead-time electrical equipment for the substation has been ordered.
•	Engineering, Procurement, and Construction (EPC) contractor selected for the substation construction.
•	Civil work is ongoing, with the majority expected to be completed by the end of Q4 2024. Building design is complete, and construction is anticipated to begin in Q1 2025.
•	Estimated energization timeline remains on track for mid-to-late 2025.

Jigmeling, Bhutan
Jigmeling, Bhutan 500MW site is progressing well, with the following key milestones achieved:

•
Civil work is nearly completed with an anticipated completion date by the end of September 2024. Construction of transformer and container foundations is in progress and will be completed in phases, with the last phase expected by the end of February 2025.

•	132kv/140MW substation design completed, 220kv/360MW substation design in progress. Construction of the substation is anticipated to be ready by the end of Q1 2025.
•	Procurement of transformers and electrical equipment has been completed, with delivery and installation to be completed in phases over the next two quarters.
•	Procurement and delivery of containers and hydro-cooling systems are in progress, with completion in phases by the end of Q1 2025.

Power Infrastructure Summary

Site / Location	Capacity (MW)	Status	Timing3
Energized capacity
Rockdale, Texas	563	Online	Completed
Knoxville, Tennessee	86	Online	Completed
Wenatchee, Washington	13	Online	Completed
Molde, Norway	84	Online	Completed
Tydal, Norway	50	Online	Completed
Gedu, Bhutan	100	Online	Completed
Total energized capacity	895
Pipeline capacity
Tydal, Norway Phase 1	40	In progress	Q4 2024
Tydal, Norway Phase 2	135	In progress	Mid 2025
Massillon, Ohio	221	In progress	Mid-to-late 2025
Clarington, Ohio Phase 1	266	In progress	Q3 2025
Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
Jigmeling, Bhutan	500	In progress	Mid-Late 2025
Rockdale, Texas	179	In planning	Estimate 2026
Total pipeline capacity	1,645
Total global contracted capacity	2,540

3	Indicative timing. All timing references are to calendar quarters and years.

Upcoming Conferences and Events

•	Aug 19 – 20: Rosenblatt 4th Annual Technology Summit: The Age of AI (Virtual)
•	Sep 9 – 11: H.C. Wainwright 26th Annual Global Investment Conference in New York City
•	Nov 14: Cantor Crypto, Digital Assets & AI Infrastructure Conference in Miami

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward- looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
BitdeerIR@orangegroupadvisors.com

Public Relations
Wachsman
Bee Shin
bitdeer@wachsman.com